UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
  Describe the Nature of the Amendment:
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Amplio.ai, Inc

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   State of Delaware

   Date of Organization:

   April 25, 2018

Physical Address of Issuer:

43877 Paramount Place, Chantilly, VA 20152

Website of Issuer:

www.amplio.ai

Current Number of Employees: 4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$214,071	$1,497,922
Cash & Cash Equivalents	$14,567	$1,188,491
Accounts Receivable	$0	$0
Short-term Debt	$1,317,611	$2,004,983
Long-term Debt	$544,938	$2,349,131
Revenues/Sales	$701,366	$175,342
Cost of Goods Sold	$50,091*	$80,706
Taxes Paid	$0	$0**
Net Income	$(805,603)	$(721,184)

* "Cost of Goods Sold" here refers to total software expenses incurred by the Company in its 2021 fiscal year.

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses ("NOL**") has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years. See the Company's Financial Statements for the fiscal year ended December 31, 2020 attached as Exhibit A to the Company's Form C, for further information.


May 4, 2022

Amplio.ai, Inc.




This Form C-AR (including the cover page and exhibits attached hereto, this "Form C-AR") is being furnished by Amplio.ai., Inc. ("**Amplio**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company, as required by Regulation Crowdfunding (17 C.F.R. §227.100 et seq.) ("**Regulation CF**") with respect to the offering of securities described in the Company's Form C dated July 7, 2021, as amended by the Company's Form C/A dated September 27, 2021, and terminated by the Company's Form C-U dated November 22, 2021 (the "**Offering**").

This Form C-AR contains forward-looking statements and information relating to, among other things, the Company, its business plan, strategy and industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. See "Cautionary Note Concerning Forward-Looking Statements" on page i.

Ongoing Reporting

In connection with the Offering and pursuant to Regulation CF, the Company has filed this Form C-AR with the Securities & Exchange Commission, and posted the report on its website at www.amplio.ai, within 120 days after the end of the Company's fiscal year. Further information regarding the Offering may be found at: https://www.republic.co/amplio-ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


The date of this Form C-AR is May 4, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


TABLE OF CONTENTS

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

Amplio.ai, Inc.

Amplio.ai, Inc. (the "**Company**") is a SAAS (software as a service) B2B provider. The Company was incorporated under the laws of the State of Virginia as a C Corporation on April 25, 2018. On January 1, 2019, the Company was re-domesticated as a C Corporation under the laws of the State of Delaware.

The Company is located at 43877 Paramount Place, Chantilly, VA 20152.

The Company's website is www.amplio.ai.

The Company conducts business in the state of Virginia and develops, markets and sells its products and services via the Internet throughout the United States. A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/amplio-ai.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

Currently, there is an ongoing outbreak of a novel and highly contagious form of coronavirus ("**COVID-19**"), which the World Health Organization formally declared in March 2020 to constitute a global "pandemic." This outbreak has caused a worldwide public health emergency, straining healthcare resources and resulting in extensive and growing numbers of infections, hospitalizations and deaths. In an effort to contain COVID-19, national, regional and local governments, as well as private businesses and other organizations, have taken severely restrictive measures, including instituting local and regional quarantines, restricting travel (including closing certain international borders), prohibiting public activity (including "stay-at-home" and similar orders), and ordering the closure of large numbers of offices, businesses, schools, and other public venues. As a result, COVID-19 has significantly diminished global economic production and activity of all kinds and has contributed to both volatility and a severe decline in all financial markets. Among other things, these unprecedented developments have resulted in material reductions in demand across most categories of consumers and businesses, dislocation (or in some cases a complete halt) in the credit and capital markets, labor force and operational disruptions, slowing or complete idling of certain supply chains and manufacturing activity, and strain and uncertainty for businesses and households, with a particularly acute impact on industries dependent on travel and public accessibility, such as transportation, hospitality, tourism, retail, sports and entertainment.

Most of the Company's activities and operations, including, without limitation, the development of the Company's mobile applications and other products and marketing and sales activities and interactions with contractors, customers and other counterparties, can be conducted remotely, and the impact of COVID-19 on the Company's activities and operations to date has been limited. However, no guarantee can be made that the ongoing COVID-19 crisis (or any other public health emergency) will not have a significant adverse impact on the Company, whether directly to the Company or indirectly in respect of the Company's developers, contractors, employees, customers and other counterparties.

The amount of capital the Company raised in the Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount previously raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Payments on the Company's government contracts are uncertain, and the Company intends to suspend operations.

The Company has received a government contract to provide services to the U.S. Air and National Guard for a principal payment amount of approximately $3 million. However, payment to the Company under the contract has been delayed on several occasions, most recently in March 2022 due to a lack of funding approval from the U.S. federal government. The Company's ability to operate as a going concern is highly dependent on receipt of payment under such contract, and in the event such payments are further delayed or if such contract is terminated, the Company may enter into bankruptcy proceedings and/or be wound up and dissolved. The Company intends to suspend its operations until payment under such contract is received; however, no guarantee can be made that such payment will be received or that the Company will be in a position to resume its operations.

The Company has incurred significant indebtedness to date.

The Company has incurred significant liabilities to date, including, without limitation, one or more unsecured, interest-free loans, with an aggregate principal amount of approximately $450,000, payable to the Company's founder and chief executive officer, Trung Tran (see "Transactions with Related Persons and Conflicts of Interest"). Any returns to the Company's equity investors and holders of convertible instruments (including Crowd SAFEs) will be materially and adversely impacted to the extent the Company does not secure sufficient assets or sources of revenue to repay such liabilities.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does generate some sales but they and any future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 3,000,000 shares of common stock, of which 1,000,000 shares of common stock are issued and outstanding and 675,000 shares of common stock have been reserved for the Company's employee stock option plan. The Company has issued options to purchase 356,000 shares of common stock from its employee stock option plan, but to date none of the aforementioned options have been exercised. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

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developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors, including, without limitation, Google Cloud Services, to meet our contractual obligations to our customers and develop and deploy our products. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Trung Tran, our Founder and Chief Executive Officer. The Company has entered into an employment agreement with Trung Tran; however, there can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Trung Tran, or any other member of the board

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of directors or executive officer of the Company, would materially harm the Company's business, financial condition, cash flow and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our Omipar product, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer

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capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT IN THE COMPANY.

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BUSINESS

Description of the Business

Amplio is a B2B SAAS (software as a service) company targeting an initial customer base of mid to large-size companies in various industries including, without limitation, technology manufacturing, high value-added service industries, and the education and health sectors.

Our company's products are intended to assist customers with employee retention issues. According to studies provided by LinkedIn, there is a 76% chance of an employee still being at a company after 12 months of employment. After two years, that likelihood drops to 59%, and after three years, to 48%. This turnover is often caused by burnout, which has both physical and psychological impacts that most employers and employees do not know how to address. This costs companies approximately $11 billion per year in loss productivity and profitability. The reality is if employees are tired, distracted, and emotionally spent then they cannot perform at their best. This results in employee burnout and job dissatisfaction. To get the most out of each employee and retain top talent, organizations need to provide employees with the tools that will help them be ready and stay ready.

Our readiness mobile application, Omipar, will help employees manage all aspects of wellness. Being physically and mentally ready will lead to better performance and employee engagement. Our solution takes a holistic and personalized approach to getting people ready and helping them stay ready to perform. Our competition believes that measuring one or two factors or comparing a customer to the general population is enough to understand what a customer needs to be ready to address employee performance and engagement. We understand that each person is unique and complex so we combine physical analytics, mental factors, nutrition, and recovery to create AI models that predict how these measurements affect an individual employee's performance. Our AI simulates what changes need to be made to achieve performance goals and creates customized suggestions for the user to reach these goals. Finally, it adapts these suggestions based on their effectiveness over time.

Business Plan

Our "go to market" plan is to use our success with cyber teams in the U.S. Air National Guard ("**ANG**") to open doors at financial companies who have their own cyber teams which face the same pressures as the elite members of the U.S. Cyber Forces. We will show that we can find similar success with their teams as we have with the ANG, including increasing productivity and overall employee mental health. The cyber teams will be our beachhead into expanding vertically within our corporate clients to other fields, such as trading and risk management. We will expand outside of finance into other knowledge-based companies as we seek to address the Corporate Wellness and Learning and Development markets. The Corporate Wellness market represents an approximate $52.9 billion (CAGR 7%) total addressable market and $10 billion served available market. The Learning and Development market represents an approximate $357.7 billion (CAGR 3-4%) total addressable market and $30 billion served available market. Together, these two markets represent an approximate $411 billion of total addressable market and $40 billion of served available market.

The Company's Products and/or Services

Product / Service	Description	Current Market
Omipar	AI driven readiness platform	Defense and Major League Baseball

Customer Base

Using the experience gained from our pilot programs with the U.S. Department of Defense, as well as with certain Major League Baseball players, we are targeting as our initial customer base mid to large-size companies in various industries, including technology manufacturing, high value-added service industries, and the education and health sectors where talent is in high demand and turnover is large. In addition, we will continue to expand our contracts with the U.S. Department of Defense. We currently have 70% GM and our largest client has gross annually revenues of approximately $2.1 million. We are currently focusing on developing proof points through our existing pilot programs. Successful pilots will help us with customer acquisition, as well as with expanding our contracts with the Department of Defense and corporate cyber teams. These cyber teams will be our beachhead into expanding vertically within our corporate clients to other fields, such as trading and risk management.

Supply Chain

Currently, all of the Company's development and production activities, including, without limitation, the development of our mobile app, Omipar, are conducted using Google Cloud Service. Amplio is part of Google's Partners program, through which it receives product training, support and resources, including account performance reports, account and technical support and access to executive events.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including various neuroscience technology companies and providers of employee and athlete health and wellness analytical tools. Several of our key competitors are listed in the following table:

Competitors & Positioning Holistic, personalized, and adapts as you change

	amplio	COGSTATE	orreco	CAMBRIDGE BRAIN SCIENCES	WHOOP
Mental	✓	✓		✓	
Nutrition - Blood tests	200 Markers		20 Markers		
Sleep	✓				✓
Recovery	✓				✓
Mobility and Flexibility	✓				
Emotional	✓				
Personalized Suggestions	✓		✓		✓
AI adaptation	✓				

Intellectual Property

Although the Company may file for patent protection of its Omipar mobile application and other products in the future, it has not prepared any such patent applications or received any patents to date. The Company's mobile applications are subject to copyright protection under the United States Copyright Act.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation proceedings or, to the best of the Company's knowledge, any threatened litigation proceedings.

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DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Trung Tran	Founder; Chief Executive Officer; Director	Co-Founder and Chief Technical Officer of Amplio (February 2018 – Present); Founder and Chief Executive Officer of Clarcepto (July 2015 – February 2018); AI Subject Matter Expert and Program Manager of DARPA (September 2015 – August 2017)	United States Airforce Academy (Bachelor of Science in Electrical and Computer Engineering, 1995); Wharton School of the University of Pennsylvania (MBA, 2009)
Jeremy Bauman	Director	Finance, Competitiveness & Innovation Early Stage Finance Team, World Bank (June 2014 – Present); Founder and Managing Partner of New Dominion Angels (October 2013 – Present); Member of the Board of Advisors of Markon Solutions (January 2017 – Present)	Kenyon College (Bachelor of Arts in History and German, 2003); University of South Carolina – Moore School of Business (MBA, 2011)

Biographical Information

Mr. Trung Tran is the Founder of Amplio. He is a former DARPA as a program manager in the Microsystems Technology Office in October 2015- August 2017. Mr. Tran earned a BSEE from the US Air Force Academy in 1995 and an MBA from Wharton-UPenn in 2009. While in the Air Force, he was stationed at Fort Meade and Hanscom AFB working under AIA. He developed cryptographic chips and command and control networks which focused on reducing time between sensor and shooter. He received 4 medals for his work in these areas. He has spent 17 years in Silicon Valley developing products which range from 100G Top of the Rack Switches, 1U Server Blades, and semiconductors including FPGAs, Memory, PHYs, and Framers. His 72 products in total generated approximately $2.2 billion in revenue. He is a former Vice Chairman of the JEDEC Board of Directors where he worked on the development of DDR3 and FBDIMM specifications. His interests include machine learning, data analytics, and non-conventional computer architecture.

Mr. Jeremy Bauman is a member of the board of directors of Amplio. In addition to his work with the Company, he is a member of the Early Stage Finance team at the World Bank Group, which designs and implements solutions that improve access to finance for entrepreneurs in developing markets including local angel investing, small venture funds and co-investment facilities. He is also the founder and managing partner of New Dominion, an angel investors group that invests in Mid-Atlantic startups, with investments across enterprise software, Internet of Things, FinTech and other technology sectors, and a member of the advisory board of Markon Solutions, a Falls Church-based consulting firm supporting the intelligence community and defense and civil sectors, as well as commercial clients.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

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Employees

The Company currently has 4 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 3,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 shares of Common Stock will be issued and outstanding. An additional 675,000 shares of Common Stock have been allocated to the Company's employee stock option plan (the "**Plan**"). As of the date of this Form C-AR, the Company has issued 326,500 options with respect to the Plan, but none of the aforementioned options have been exercised.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Common Stock Options
Amount Outstanding	356,000 (additional 318,500 reserved in option pool)
Voting Rights	None until exercise
Anti-Dilution Rights	None
Notes	The foregoing Common Stock Options were issued in 25 separate grants between 2019 and 2021 and are subject to vesting pursuant to various vesting schedules. To date, none of the Common Stock Options have been exercised.

Type	Convertible Note
Face Value	$337,000 (principal amount)
Voting Rights	None
Anti-Dilution Rights	None
Notes	The foregoing Convertible Note round consists of one Convertible Note issued on December 16, 2019, and one Convertible Note issued on September 9, 2021,

	each of which will mature on December 16, 2021. The Convertible Note will convert into shares of Preferred Stock or Common Stock at a 20% discount rate with a valuation cap of $3.5 million.

Type	Simple Agreement for Future Equity (SAFE)
Face Value	$15,000 (principal amount)
Voting Rights	None
Anti-Dilution Rights	None
Notes	The foregoing SAFE was issued on May 4, 2018 to a single individual, and will convert into shares of Preferred Stock or Common Stock at an 85% discount rate.

Type	Crowd Simple Agreement for Future Equity (SAFE)
Face Value	$76,034 (principal amount)
Voting Rights	None
Anti-Dilution Rights	None
Notes	The foregoing Crowd SAFEs were issued under the Offering and are convertible into shares of "CF Shadow Series" securities at a 20% discount rate, subject to an $8,000,000 valuation cap.

Outstanding Debt [3]

Type	Loan
Creditor	Trung Tran
Principal Amount	$450,000
Amount Outstanding	$450,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Maturity Date	None
Notes	The Loan was made by Trung Tran, a shareholder, officer and director of the Company, on an unsecured

	and interest-free basis with no contractual default penalties.

(3) See also the Convertible Notes issued by the Company as described in the section titled "*Outstanding Options, Safes, Convertible Notes and Warrants*" above.   Note that the foregoing loans do not include certain other current liabilities of the Company, including credit card debt and unpaid fees and expenses of the Company's outside legal counsel and accountants.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Trung Tran	1,000,000 shares of Common Stock	100%

4893-7303-3499.2

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations

Amplio.ai, Inc. (the "**Company**") was incorporated on April 25, 2018 under the laws of the State of Virginia, and is headquartered in Chantilly, Virginia. On January 1, 2019, Amplio was redomesticated as a Delaware corporation. The Company completed its Offering under Regulation CF on November 22, 2021, whereby it raised a total of $76,034.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. As of December 31, 2021, the Company has an aggregate of approximately $14,567.19 in cash and cash equivalents on hand. However, the Company has since expended much of those cash and cash equivalents, and expects to suspend its operations pending the receipt of payment under its contract with the ANG (see "Liquidity and Capital Resources" below).

Liquidity and Capital Resources

The Company's sources of capital are limited to future sales of its mobile application products, which totaled $701,366.64 in the Company's 2021 fiscal year, payments under the Company's contracts with the U.S. Department of Defense and other governmental entities, and additional loans from the Company's founders. The Company does not otherwise currently have any additional outside sources of capital, although the Company may conduct additional debt and/or equity financings after the Offering.

In 2021 the Company was awarded a government contract of approximately $3 million for its services from the ANG. However, payment under such contract has been delayed on several occasions, and is not expected to be received until October 2022. As such, in order to ensure the Company's ability to operate as a going concern, the Company is expected to suspend its operations (including delaying hiring of new employees and terminating certain existing employees) until such payments are received.

Capital Expenditures and Other Obligations

Except as otherwise described in the section above titled "*Use of Proceeds*", Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

4893-7303-3499.2

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years: [1]

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$76,034	106	Employee salaries and wages, marketing activities and development of Omipar	November 2021	Reg CF
Convertible Note	$337,000	2	Employee salaries and wages, marketing activities and development of Omipar	December 16, 2019 and September 9, 2021	Section 4(a)(2) and Reg D 506(b)

(1) The securities listed above do not include the Company's issuance of Common Stock Options, as such securities have yet to be exercised.   See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company received one or more unsecured and interest-free loans in the aggregate principal amount of approximately $450,000 from Trung Tran, a shareholder, officer and director of the Company, of which 100% of the principal amount of such loans remain outstanding. See the section titled "*Outstanding Debt*" above.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 17 C.F.R. § 227.02 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any applicable U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Trung Tran
_____
(Signature)

Trung Tran
_____
(Name)

Chief Executive Officer
_____
(Title)

May 4, 2022
_____
(Date)

The undersigned, acting in his capacity as the Chief Executive Officer of the Company, certifies that the financial statements attache hereto as Exhibit A are true and complete in all material respects.

/s/Trung Tran
_____
(Signature)

Trung Tran
_____
(Name)

Chief Executive Officer
_____
(Title)

May 4, 2022
_____
(Date)

[Remainder of Page Intentionally Left Blank]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Trung Tran	
(Signature)	
Trung Tran	
(Name)	
Director	
(Title)	
May 4, 2022	
(Date)	

/s/ Jeremy Bauman	
(Signature)	
Jeremy Bauman	
(Name)	
Director	
(Title)	
May 4, 2022	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Amplio.ai

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash on hand	14,567.19
1010 NFCU	0.00
Total Bank Accounts	**$14,567.19**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1400 Prepaid Expenses	192,571.96
1900 Due from Trung Consulting	0.00
Total Other Current Assets	**$192,571.96**
Total Current Assets	**$207,139.15**
Fixed Assets	
1500 Furniture and Equipment	8,664.47
1510 Accumulated Depr	-1,733.00
1800 Intangible Asset - Trung's contribution to App development	0.00
Total Fixed Assets	**$6,931.47**
Other Assets	
1700 Start-up Costs	0.00
1750 Accumulated Amortization - Start-up Costs	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$214,070.62**

<h1 style="text-align:center">Amplio.ai</h1>

<p style="text-align:center">Balance Sheet</p>
<p style="text-align:center">As of December 31, 2021</p>

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,215.00
Total Accounts Payable	**$2,215.00**
Credit Cards	
2110 BOA CC - 6954	23,390.07
2120 Capital One CC - 8344	9,495.28
2125 Capital One CC - 1036	6,952.19
2130 Chase CC - 7394	19,805.24
2135 American Express	14,359.76
Total Credit Cards	**$74,002.54**
Other Current Liabilities	
2210 Keypoint LOC	0.00
2300 Deferred Revenue	1,227,391.70
2310 Accrued Expenses	0.00
2320 Accrued Interest Expense	27,250.00
2500 Virginia Department of Taxation Payable	0.00
2700 Payroll Clearing	-13,247.92
2810 PPP Loan	0.00
Total Other Current Liabilities	**$1,241,393.78**
Total Current Liabilities	**$1,317,611.32**
Long-Term Liabilities	
2400 SH Loan payable - Trung	74,147.50
2900 Convertible Note - New Dominion	327,000.00
2950 Future Equity Obligation - SAFE	83,760.32
2960 Promissory Note - Investor	60,030.00
Total Long-Term Liabilities	**$544,937.82**
Total Liabilities	**$1,862,549.14**
Equity	
3000 Retained Earnings	-1,057,474.45
3100 Trung Capital Contribution	0.00
3150 Trung Clearing	0.00
3300 Common Stock	100.30
3350 Additional Paid-in-Capital	214,498.73
3400 Opening Balance Equity	0.00
Net Income	-805,603.10
Total Equity	**$ -1,648,478.52**
TOTAL LIABILITIES AND EQUITY	**$214,070.62**

Amplio.ai

Profit and Loss

January - December 2021

	JAN - MAR, 2021	APR - JUN, 2021	JUL - SEP, 2021	OCT - DEC, 2021	TOTAL
Income					
4100 Sales of Product Income	175,341.66	175,341.66	175,341.66	175,341.66	$701,366.64
4200 Services		0.00			$0.00
Total Income	**$175,341.66**	**$175,341.66**	**$175,341.66**	**$175,341.66**	**$701,366.64**
GROSS PROFIT	**$175,341.66**	**$175,341.66**	**$175,341.66**	**$175,341.66**	**$701,366.64**
Expenses					
6000 Accounting Fees	1,000.00	11,300.00	2,215.00	1,125.00	$15,640.00
6100 Advertising & Marketing	454.45	1,418.93	3,056.21	63.59	$4,993.18
6300 Bank Charges & Fees	55.00	79.62	766.88	1,346.73	$2,248.23
6400 Consultants	5,380.00	3,142.50	7,457.50		$15,980.00
6500 Contractors	99,740.01	176,300.01	27,600.01	84,252.51	$387,892.54
6600 Demo Equipment	4,468.94	1,515.93		769.88	$6,754.75
7000 Meals	84.98	4,551.60	1,609.03	1,691.22	$7,936.83
7010 Entertainment	9.56	4,814.21	843.92	191.63	$5,859.32
7060 Dues and Subscriptions	205.00	105.00	92.00	3,102.00	$3,504.00
7080 Meetings and Conferences		60.00			$60.00
7090 Car & Truck		185.37	89.04	27.74	$302.15
7100 Insurance	7,999.91	1,579.87	1,904.62	2,565.50	$14,049.90
7110 Insurance - Health	24,219.72	7,999.74	7,852.08	5,945.68	$46,017.22
7200 Interest Expense			58.30	990.17	$1,048.47
7300 Lab Fees			360.50		$360.50
7400 Legal & Professional Services	15,092.47	15,297.75	12,795.50	1,745.00	$44,930.72
7500 Office Supplies & Expense	65.99	1,872.33	483.73	540.19	$2,962.24
7600 Payroll Processing Fees	670.48	1,266.83	3,539.35	131.61	$5,608.27
7700 Recruiting	1,296.00	1,131.00			$2,427.00
7800 Repairs & Maintenance				361.02	$361.02
7900 Salaries & Wages	249,797.62	247,262.54	205,901.74	98,552.25	$801,514.15
7910 Employee Benefits	3,329.23	4,945.56	158.05	0.00	$8,432.84
8000 Software Expense	9,017.53	18,712.35	13,763.77	8,601.51	$50,095.16
8100 Taxes & Licenses	24,237.19	18,270.62	12,594.22	5,850.90	$60,952.93
8200 Travel	723.94	5,734.79	580.95	133.06	$7,172.74
9015 Uncategorized Expense			0.00	0.00	$0.00
Total Expenses	**$447,848.02**	**$527,546.55**	**$303,722.40**	**$217,987.19**	**$1,497,104.16**
NET OPERATING INCOME	**$ -272,506.36**	**$ -352,204.89**	**$ -128,380.74**	**$ -42,645.53**	**$ -795,737.52**
Other Expenses					
9000 Charitable Contributions	500.00	6,050.00	2,457.49	858.09	$9,865.58
Total Other Expenses	**$500.00**	**$6,050.00**	**$2,457.49**	**$858.09**	**$9,865.58**
NET OTHER INCOME	**$ -500.00**	**$ -6,050.00**	**$ -2,457.49**	**$ -858.09**	**$ -9,865.58**
NET INCOME	**$ -273,006.36**	**$ -358,254.89**	**$ -130,838.23**	**$ -43,503.62**	**$ -805,603.10**